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SECU 08030071 MISSION

SEC
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FEB 27 2008

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47441

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Herman, Alexis & Co., Inc.
(N.K.A) MAS CAPITAL SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West 5th Street, 28th Floor
(No and Street)

Los Angeles	California	90071
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark H.Rhynes (323) 971-6063
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth tractenberg Cpa
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd	Los Angles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark H. Rhynes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Herman, Alexis & Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 25th day of Feb., 2008

Herman E. Rhynes

Notary Public

HERMAN E. RHYNES
COMM. # 1515188
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. SEPT. 24, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2007

Herman, Alexis & Co., Inc.
633 West 5th Street
Los Angeles, CA 90071

CONTENTS

PART I

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Mr. Mark H. Rhynes, President
Herman, Alexis & Co., Inc.
Los Angeles, CA 90071

I have audited the accompanying statement of financial condition of Herman, Alexis & Co., Inc., as of December 31, 2007 and the related statements of operations, cash flows and changes in stockholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1.

These financial statements are the responsibility of Herman, Alexis & Co., Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Herman, Alexis & Co., Inc. as of December 31, 2007 and the result of its operations, cash flows and changes in stockholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 8 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
February 16, 2008

Herman, Alexis & Co., Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash		$ 108
Investments, at fair market value		41,356
Total assets		$ 41,464

Liabilities & Stockholders' Equity

Liabilities		
Bank overdraft		$ 75
Payable to stockholders		10,112
Income taxes payable		1,600
Total liabilities		11,787
Stockholders' equity		
Common stock, no par value, 100 shares authorized.		
100 shares issued and outstanding	$ 100	
Additional paid-in capital	144,378	
Accumulated deficit	(114,801)	29,677
Total Liabilities & Stockholders' Equity		$ 41,464

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2007

Revenue	
Commissions	$ 275
Unrealized gain on investments	12,116
Other income	33,638
Total revenue	46,029
Expenses	
Broker consulting fees	33,500
Other operating expenses	346
Total expenses	33,846
Net income before income tax provision	12,183
Income tax provision	800
Net income	$ 11,383

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, December 31, 2006	$ 100	$ 144,378	$ (126,184)	$ 18,294
Net Income			11,383	11,383
Balance, December 31, 2007	$ 100	$ 144,378	$ (114,801)	$ 29,677

See Accompanying Notes to Financial Statements

Herman, Alexis & Co., Inc.
Statement of Changes in Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	11,383
Adjustments to reconcile net income to net cash provided (used in) operating activities:		
Unrealized (gain) loss on investments		(12,116)
Increase (decrease) in:		
Bank overdraft		41
Income taxes payable		800
Net cash and cash equivalents provided by (used in) operating activities		108
Cash flows from investing activities:		0
Cash flows from financing activities:		
Proceeds from additional paid-in capital		0
Net cash and cash equivalents provided by (used in) financing activities		0
Net increase in cash and cash equivalents		108
Cash and cash equivalents at beginning of year		0
Cash and cash equivalents at end of year	$	108
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$	0
Income taxes	$	0

See Accompanying Notes to Financial Statements

NOTE 1 – GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Herman, Alexis & Co., Inc. (the "Company') was incorporated in the State of Delaware in February 1994, under the name Herman, Alexis & Co., Inc. The Company changed it name to Solomon, David, Herman, Alexis & Co., Inc. on April 4, 2002. On September 21, 2004, the Company changed the name back to Herman, Alexis & Co., Inc. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, and is registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

The Company primarily sells mutual funds and performs limited consulting services. These services would include mergers and acquisitions and private placements. The Company engaged less than ten (10) clients during the year ended December 31, 2007.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission income is generated from mutual fund trailers. Commission income and expenses are recorded on trade date basis.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and accordingly has its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

NOTE 2 – INVESTMENTS AT FAIR MARKET VALUE

Investments, at fair market value, consist of the following at December 31, 2007:

Mutual Fund	$14,820
Corporate Stock	27,018
Total Investment	$41,838

These investments are carried at fair market value with any gains or losses from mark-to-market included in income.

NOTE 3 – INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision consists of the following California franchise tax minimum.

Current provision	$ 800

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In accordance with the FINRA expense-sharing agreement rules, the Company entered into one in January of 2005. The Company will incur $100 per month for storage fees and other incidental use of office equipment. Currently theses expenses are being paid by a related party and recognized on the company's books with a payable being recognized.

NOTE 5 – PAYABLE TO SHAREHOLDERS

Payable to shareholders represents under-reimbursements by the Company for various costs of operations that were advanced by the shareholder during the year. This payable is non-interest bearing.

NOTE 6 – NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions. See page 9 for the computation of net capital.

NOTE 7 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 K1.

NOTE 8 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 K 1.

Herman, Alexis & Co., Inc.
Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2007

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	29,677
Nonallowable assets:		
Haircut		(6,203)
Haircut - undue concentration		(2,492)
NET CAPITAL	$	20,982
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	786
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	15,982
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	19,803
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	11,787
Percentage of aggregate indebtedness to net capital		56%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	24,653
VARIANCE:		
Additional cash		104
Accrued expenses - not booked		(875)
Investments		(482)
Haircut		(2,419)
Rounding		1
NET CAPITAL PER AUDIT REPORT	$	20,982

See Accompanying Notes to Financial Statements

PART II

HERMAN, ALEXIS & CO., INC.
STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2007

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Mark H. Rhynes
Herman, Alexis & Co., Inc.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Herman, Alexis & Co., Inc. (the Company) for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2008

END